                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT
                  For the fiscal year ended December 31, 1997.

                                       OR

                [ ] TRANSACTION REPORT PURSUANT TO SECTION 1(d)
                      THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                            New York, N.Y. 10281-1334

     Financial Statments and Exhibits

(a) Financial Statements for the Years Ended December 31, 1997 and 1996, Supplemental Schedules for the Year ended December 31, 1997 and Independent Auditors' Report.

     The financial statments required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

     (23) Consent of Independent Public Accountants (following financial statements).

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                   Merill Lynch & Co., Inc.
                                   401(k) Savings & Investment Plan

Date: June 26, 1998                By:  \s\ Robert F. Arimenta, Jr.
                                        -----------------------------
                                        Robert F. Arimenta, Jr.
                                        Vice President, Merrill Lynch
                                            Trust Company, Trustee

                                     The Merrill Lynch & Co.,
                                     Inc. 401(k) Savings &
                                     Investment Plan

                                     Financial Statements for the
                                     Years Ended December 31, 1997 and 1996,
                                     Supplemental Schedules for the
                                     Year Ended December 31, 1997 and
                                     Independent Auditors' Report

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                           4-14

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1997:

   Schedule of Assets Held for Investment Purposes                        15-16

   Schedule of Reportable Transactions                                     17

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules discussed below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 8, 1998

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                   1997                1996
ASSETS:
  Investments, at market value:
    Common stock                               $  608,207,808     $  301,273,051
    Funds and trusts                            1,672,424,289      1,366,263,439
                                               --------------     --------------

           Total investments                    2,280,632,097      1,667,536,490

    Cash                                            1,599,954          4,710,074
    Employer contributions receivable               1,205,982          1,154,434
    Employee contributions receivable                    --            1,252,128
    Receivable for securities sold                       --            3,710,384
                                               --------------     --------------

           Total assets                         2,283,438,033      1,678,363,510

LESS LIABILITIES:
  Payable for securities purchased                       --            2,301,126
                                               --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS              $2,283,438,033     $1,676,062,384
                                               --------------     --------------
                                               --------------     --------------


See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------



                                                                  1997                1996
ADDITIONS:
  Investment income:

    Net appreciation in fair value of investments             $  359,533,245     $  175,400,445
    Dividends and interest                                       144,820,751        101,896,155
                                                              --------------     --------------

           Total investment income                               504,353,996        277,296,600

  Contribution to the Plan by the Company                         30,085,399         27,477,361
  Contribution to the Plan by the employees                      181,675,960        161,369,639
  Rollovers from other qualified plans                             2,232,802          1,316,518
                                                              --------------     --------------

           Total additions                                       718,348,157        467,460,118
                                                              --------------     --------------

DEDUCTIONS:

  Disbursements of benefits to beneficiaries or employees        110,890,129         86,965,176
  Administrative expenses                                             82,379            651,986
                                                              --------------     --------------

           Total deductions                                      110,972,508         87,617,162
                                                              --------------     --------------

NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                         607,375,649        379,842,956

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                            1,676,062,384      1,296,219,428
                                                              --------------     --------------

  End of year                                                 $2,283,438,033     $1,676,062,384
                                                              --------------     --------------
                                                              --------------     --------------


See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

      The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the month following 12 months of employment or the first day of any month thereafter.

      Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $9,500 for 1997 and 1996 (subject to certain exceptions described in the Plan and periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined.

      The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant during each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

      All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's qualified retirement plan. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

      Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on complete Years of Service after October 1, 1987: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested.

      The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Purchases and sales of investments are recorded on a trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

      The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

      The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.    INVESTMENTS

      The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

      All contributions to the Plan may be allocated by the Participant among the investments designated by the Administrative Committee.

      In February 1996, Select Ten Retirement Portfolio was added as an investment option available to Participants.

      Effective November 1997, 14 additional Merrill Lynch Asset Management Funds, 9 Hotchkis & Wiley Funds and 3 index trusts were added as investment options. This increased the investment choices from 27 to 53.

      During 1997 and 1996, the Plan's investments (including investments bought, sold and held during each year) appreciated in value as follows:



                                                     Years Ended December 31,
                                                      1997            1996
Net change in fair value of investments:

Common stock                                      $253,231,703     $111,849,742
Funds and trusts                                   106,301,542       63,550,703
                                                  ------------     ------------

                                                  $359,533,245     $175,400,445
                                                  ------------     ------------
                                                  ------------     ------------



      The value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:



                                                      1997          1996

  Merrill Lynch & Co., Inc.                       $608,207,808    $300,575,194
  Merrill Lynch:
  Basic Value Fund                                 414,699,914     313,997,550
  Capital Fund                                     227,863,002     198,614,241
  Global Allocation Fund                           203,553,804     182,963,445
  Growth Fund                                      202,116,061     139,167,338
  Retirement Reserves                              125,677,992     134,987,517


4.    ADMINISTRATIVE EXPENSES

      Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                     (Continued)

7.    FUND INFORMATION:

      The following represents the changes in the net assets available for benefit of the individual funds for the years ended December 31, 1997 and 1996:


                                                                                   Merrill Lynch - 1997
                                                            -----------------------------------------------------------------------
                                                                GSIF U.S.
                                                               Government
                                                               Zero Coupon    Adjustable   Aggressive     Americas
                                              Merrill Lynch   Bond Series 3      Rate         Bond         Income    Basic Value
                                               & Co., Inc.*                   Specialties  Index Tier 3    Fund         Fund

ADDITIONS:
  Investment income:

    Net appreciation (depreciation)
       in fair value of investments           $ 253,231,703   $   6,827,240      $ --      $      527    $  (3,117)   $  62,310,982
    Dividends and interest                        5,938,328         225,069        --            --          3,711       31,684,864
                                              -------------   -------------      ------    ----------    ---------    -------------
         Total investment income (loss)         259,170,031       7,052,309        --             527          594       93,995,846

  Contributions and rollovers to the Plan        31,415,390       3,410,710          72           870          190       31,121,117
                                              -------------   -------------      ------    ----------    ---------    -------------
         Total additions                        290,585,421      10,463,019          72         1,397          784      125,116,963

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                    22,493,505       2,128,867        --            --           --         15,143,219
  Administrative expenses                              --              --          --            --           --               --

TRANSFERS AMONG FUNDS                            37,841,723      (2,420,660)         40        79,687       31,275       (9,711,420)
                                              -------------   -------------      ------    ----------    ---------    -------------
NET INCREASE (DECREASE)                         305,933,639       5,913,492         112        81,084       32,059      100,262,324

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                             302,274,169      55,991,056        --            --           --        314,437,590
                                              -------------   -------------      ------    ----------    ---------    -------------
  End of year                                 $ 608,207,808   $  61,904,548      $  112    $   81,084    $  32,059    $ 414,699,914
                                              -------------   -------------      ------    ----------    ---------    -------------
                                              -------------   -------------      ------    ----------    ---------    -------------





                                                                                   Merrill Lynch - 1997
                                                 ---------------------------------------------------------------------------------
                                                                                                    Corporate           Corporate
                                                                                  Corporate        Bond Fund--         Bond Fund--
                                                                                 Bond Fund--       Intermediate         Investment
                                                      Capital      Convertible   High Income          Term                Grade
                                                       Fund           Fund        Portfolio         Portfolio           Portfolio
    Net appreciation (depreciation)
       in fair value of investments              $  22,102,391    $      (29)   $     431,539     $     130,632      $     669,001
    Dividends and interest                          19,315,587           239        3,984,084           515,744          3,072,718
                                                 -------------    ----------    -------------     -------------      -------------
         Total investment income (loss)             41,417,978           210        4,415,623           646,376          3,741,719

  Contributions and rollovers to the  Plan          19,167,283           577        2,286,874           215,706          4,670,590
                                                 -------------    ----------    -------------     -------------      -------------
         Total additions                            60,585,261           787        6,702,497           862,082          8,412,309

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                       11,124,498          --          1,667,372           241,674          2,796,332
  Administrative expenses                                 --            --               --                --                 --

TRANSFERS AMONG FUNDS                              (20,645,447)        8,141           91,311           166,809         (3,722,220)
                                                 -------------    ----------    -------------     -------------      -------------
NET INCREASE (DECREASE)                             28,815,316         8,928        5,126,436           787,217          1,893,757

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                199,047,686          --         37,172,745         7,713,005         45,751,063
                                                 -------------    ----------    -------------     -------------      -------------
  End of year                                    $ 227,863,002    $    8,928    $  42,299,181     $   8,500,222      $  47,644,820
                                                 -------------    ----------    -------------     -------------      -------------
                                                 -------------    ----------    -------------     -------------      -------------



                                                                     (Continued)


                                                                                Merrill Lynch - 1997
                                               ------------------------------------------------------------------------------------
                                               Developing
                                                Capital                      Emerging                                     Federal
                                                Markets        Dragon         Tigers         Equity           Euro       Securities
                                                 Fund           Fund           Fund        Index Trust        Fund          Trust
ADDITIONS:
  Investment income:

    Net appreciation (depreciation)
       in fair value of investments            $  (13,059)   $  (217,669)   $  (102,847)   $ 17,407,124   $    772,338    $     85
    Dividends and interest                         15,728        199,621          1,556            --        3,478,545         248
                                               ----------    -----------    -----------    ------------   ------------    --------
         Total investment income (loss)             2,669        (18,048)      (101,291)     17,407,124      4,250,883         333

  Contributions and rollovers to the Plan           3,464         14,464          3,447       9,140,685      2,172,140          15
                                               ----------    -----------    -----------    ------------   ------------    --------
         Total additions                            6,133         (3,584)       (97,844)     26,547,809      6,423,023         348

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                        --             --             --         2,984,488        589,086        --
  Administrative expenses                            --             --             --              --             --          --

TRANSFERS AMONG FUNDS                             445,810      1,500,907      1,233,974       1,601,004       (206,538)     55,574
                                               ----------    -----------    -----------    ------------   ------------    --------
NET INCREASE (DECREASE)                           451,943      1,497,323      1,136,130      25,164,325      5,627,399      55,922

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                  --             --             --        47,725,995     15,256,674        --
                                               ----------    -----------    -----------    ------------   ------------    --------
  End of year                                  $  451,943    $ 1,497,323    $ 1,136,130    $ 72,890,320   $ 20,884,073    $ 55,922
                                               ----------    -----------    -----------    ------------   ------------    --------
                                               ----------    -----------    -----------    ------------   ------------    --------





                                                                                  Merrill Lynch - 1997
                                             --------------------------------------------------------------------------------------
                                                            Fundamental      Global          Global         Global        Global
                                               Fund For       Growth       Allocation         Bond        Convertible    Holdings
                                               Tomorrow        Fund           Fund            Fund          Fund           Fund
ADDITIONS:
  Investment income:

    Net appreciation (depreciation)
       in fair value of investments          $   (77,801)   $  (224,198)  $  (4,732,548)   $   (38,232)   $ (31,880)   $  (252,560)
    Dividends and interest                       308,273        211,590      26,576,431         59,511      141,574        565,268
                                             -----------    -----------   -------------    -----------    ---------    -----------
         Total investment income (loss)          230,472        (12,608)     21,843,883         21,279      109,694        312,708

  Contributions and rollovers to the Plan        328,936          4,524      26,132,110        214,602      116,562        739,939
                                             -----------    -----------   -------------    -----------    ---------    -----------
         Total additions                         559,408         (8,084)     47,975,993        235,881      226,256      1,052,647

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                     31,768           --         9,372,477         50,318        5,153        137,627
  Administrative expenses                           --             --              --             --           --             --

TRANSFERS AMONG FUNDS                            217,742      2,474,196     (18,301,842)       (51,748)     (88,732)      (948,367)
                                             -----------    -----------   -------------    -----------    ---------    -----------
NET INCREASE (DECREASE)                          745,382      2,466,112      20,301,674        133,815      132,371        (33,347)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                              913,488           --       183,252,130        900,116      828,638      4,785,992
                                             -----------    -----------   -------------    -----------    ---------    -----------
  End of year                                $ 1,658,870    $ 2,466,112   $ 203,553,804    $ 1,033,931    $ 961,009    $ 4,752,645
                                             -----------    -----------   -------------    -----------    ---------    -----------
                                             -----------    -----------   -------------    -----------    ---------    -----------



                                                                     (Continued)


                                                                       Merrill Lynch - 1997
                                         ------------------------------------------------------------------------------------------
                                             Global        Global         Global         Global
                                           Resources      Smallcap       Utility          Value         Growth         Healthcare
                                             Trust          Fund          Fund            Fund           Fund             Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments      $   (762,173)   $  (5,487)   $    337,378    $    (11,595)   $ 13,161,558   $    216,639
    Dividends and interest                    391,820        2,122         306,030          87,035      16,000,638      1,810,869
                                         ------------    ---------    ------------    ------------    ------------   ------------
         Total investment income (loss)      (370,353)      (3,365)        643,408          75,440      29,162,196      2,027,508

  Contributions and rollovers to
   the Plan                                   379,819        1,870         362,465          13,548      29,786,565      1,174,803
                                         ------------    ---------    ------------    ------------    ------------   ------------
         Total additions                        9,466       (1,495)      1,005,873          88,988      58,948,761      3,202,311

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                  67,549         --           113,988            --         8,437,188        420,489
  Administrative expenses                        --           --              --              --              --             --

TRANSFERS AMONG FUNDS                        (794,421)      42,629        (322,660)      2,128,985      12,009,693       (515,382)
                                         ------------    ---------    ------------    ------------    ------------   ------------
NET INCREASE (DECREASE)                      (852,504)      41,134         569,225       2,217,973      62,521,266      2,266,440

NET ASSETS AVAILABLE FOR
  BENEFITS:

  Beginning of year                         3,717,647         --         2,661,560            --       139,594,795      7,087,492
                                         ------------    ---------    ------------    ------------    ------------   ------------
  End of year                            $  2,865,143    $  41,134    $  3,230,785    $  2,217,973    $202,116,061   $  9,353,932
                                         ------------    ---------    ------------    ------------    ------------   ------------
                                         ------------    ---------    ------------    ------------    ------------   ------------




                                                                          Merrill Lynch - 1997
                                         ------------------------------------------------------------------------------------------
                                          International  International   Latin                                       Retirement
                                             Equity         Index       America        Pacific         Phoenix      Preservation
                                              Fund         Tier 3        Fund           Fund            Fund            Trust
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments      $    (13,652)   $     187   $     23,670   $ (9,879,849)   $   (480,879)   $      --
    Dividends and interest                     11,198         --             --        6,770,197       2,588,121       3,898,645
                                         ------------    ---------    ------------    ------------    ------------   ------------
         Total investment income (loss)        (2,454)         187         23,670     (3,109,652)      2,107,242       3,898,645

  Contributions and rollovers to
   the Plan                                     1,043        1,441         11,292      6,326,239       1,935,668       6,238,316
                                         ------------    ---------    ------------    ------------    ------------   ------------
         Total additions                       (1,411)       1,628         34,962      3,216,587       4,042,910      10,136,961

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                    --           --             --        1,712,263         584,983      10,060,203
  Administrative expenses                        --           --             --             --              --              --

TRANSFERS AMONG FUNDS                          60,755       59,889        579,915     (8,218,269)     (3,148,192)      8,944,834
                                         ------------    ---------    ------------    ------------    ------------   ------------
NET INCREASE (DECREASE)                        59,344       61,517        614,877     (6,713,945)        309,735       9,021,592

NET ASSETS AVAILABLE FOR
  BENEFITS:

  Beginning of year                              --           --             --       49,442,695      11,039,754      55,175,467
                                         ------------    ---------    ------------    ------------    ------------   ------------
  End of year                            $     59,344    $  61,517   $    614,877   $ 42,728,750    $ 11,349,489    $ 64,197,059
                                         ------------    ---------    ------------    ------------    ------------   ------------
                                         ------------    ---------    ------------    ------------    ------------   ------------



                                                                     (Continued)


                                                                      Merrill Lynch - 1997
                                          -----------------------------------------------------------------------------------------
                                           Retirement       Select-Ten     Small Cap       Special       Strategic
                                            Reserves        Retirement       Index          Value        Dividend       Technology
                                           Money Fund        Portfolio       Tier 3         Fund            Fund           Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value ofinvestments        $          --    $   4,400,901   $     407   $      11,691   $   134,287    $ (5,583,390)
    Dividends and interest                    6,887,576          574,201        --         2,526,678       142,815       5,315,030
                                          -------------    -------------   ---------   -------------   -----------    ------------
         Total investment income (loss)       6,887,576        4,975,102         407       2,538,369       277,139        (268,360)

  Contributions and rollovers
    to the Plan                              15,605,293        5,834,138       5,682       2,291,796       195,976       4,315,946
                                          -------------    -------------   ---------   -------------   -----------    ------------
         Total additions                     22,492,869       10,809,240       6,089       4,830,165       473,115       4,047,586

DEDUCTIONS:
  Disbursements of benefits to
    beneficiaries or employees               16,822,530          948,242        --           545,195        81,798       1,504,179
  Administrative expenses                          --               --          --              --            --              --

TRANSFERS AMONG FUNDS                       (15,391,117)       6,364,930     542,576      10,015,843       629,976      (3,867,550)
                                          -------------    -------------   ---------   -------------   -----------    ------------
NET INCREASE (DECREASE)                      (9,720,778)      16,225,928     548,665      14,300,813     1,021,113      (1,324,143)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                         135,398,770       15,762,697        --         9,646,917       585,847      24,267,819
                                          -------------    -------------   ---------   -------------   -----------    ------------
  End of year                             $ 125,677,992    $  31,988,625   $ 548,665   $  23,947,730   $ 1,606,960    $ 22,943,676
                                          -------------    -------------   ---------   -------------   -----------    ------------
                                          -------------    -------------   ---------   -------------   -----------    ------------




                                          Merrill Lynch - 1997                       Hotchkis & Wiley
                                          --------------------   ------------------------------------------------------------
                                          Utility     World
                                           Income     Income      Balance      Income      Global  International  Low Duration
                                            Fund       Fund        Fund         Fund       Equity       Fund          Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value ofinvestments        $  17,312   $     13        (763)   $ (2,022)   $ (2,237)   $(35,142)    $    (317)
    Dividends and interest                      448         23        --         3,010       1,388       14,556          587
                                          ---------   --------    --------    --------    --------    ---------    ---------
         Total investment income (loss)      17,760         36        (763)        988        (849)     (20,586)         270

  Contributions and rollovers
    to the Plan                                 344        161         196         683         853        8,602        2,612
                                          ---------   --------    --------    --------    --------    ---------    ---------
         Total additions                     18,104        197        (567)      1,671           4      (11,984)       2,882

DEDUCTIONS:
  Disbursements of benefits to
    beneficiaries or employees                 --         --          --          --          --           --           --
  Administrative expenses                      --         --          --          --          --           --           --

TRANSFERS AMONG FUNDS                       324,930      1,819      27,259      19,769      38,730      937,782       40,107
                                          ---------   --------    --------    --------    --------    ---------    ---------
NET INCREASE (DECREASE)                     343,034      2,016      26,692      21,440      38,734      925,798       42,989

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                            --         --          --          --          --           --           --
                                          ---------   --------    --------    --------    --------    ---------    ---------
  End of year                             $ 343,034   $  2,016    $ 26,692    $ 21,440    $ 38,734    $ 925,798    $  42,989
                                          ---------   --------    --------    --------    --------    ---------    ---------
                                          ---------   --------    --------    --------    --------    ---------    ---------




                                                                     (Continued)


                                                          Hotchkis & Wiley
                                            ----------------------------------------------------
                                                                                        Total
                                              Mid-Cap     Short Term     Small Cap      Return
                                                Fund          Fund          Fund         Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $   (4,835)   $     (20)   $   (178,110)   $      14
    Dividends and interest                       6,823          274         143,051        2,070
                                            ----------    ---------    ------------    ---------
         Total investment income (loss)          1,988          254         (35,059)       2,084

  Contributions and rollovers to the Plan        2,216        1,250          20,984          200
                                            ----------    ---------    ------------    ---------
         Total additions                         4,204        1,504         (14,075)       2,284

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                     --           --              --           --
  Administrative expenses                         --           --              --           --

TRANSFERS AMONG FUNDS                          237,434       56,235       2,150,414      151,836
                                            ----------    ---------    ------------    ---------
NET INCREASE (DECREASE)                        241,678       57,739       2,136,339      154,120

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               --           --              --           --
                                            ----------    ---------    ------------    ---------
  End of year                               $  241,678    $  57,739    $  2,136,339    $ 154,120
                                            ----------    ---------    ------------    ---------
                                            ----------    ---------    ------------    ---------





                                            ----------------------------------------------------------
                                                Cash
                                              Management                      Employer
                                                Account                     Contribution         1997
                                              Money Fund      Cash            Receivable         Total
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $     --      $       --         $      --      $   359,533,245
    Dividends and interest                    1,036,857           --                --          144,820,751
                                            -----------   ------------       ------------   ---------------
         Total investment income (loss)       1,036,857           --                --          504,353,996

  Contributions and rollovers to the Plan     6,649,052        458,859          1,205,982       213,994,161
                                            -----------   ------------       ------------   ---------------
         Total additions                      7,685,909        458,859          1,205,982       718,348,157

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                      --          825,138               --         110,890,129
  Administrative expenses                        82,349             30               --              82,379

TRANSFERS AMONG FUNDS                           (16,017)    (2,743,811)              --               --
                                            -----------   ------------       ------------   ---------------
NET INCREASE (DECREASE)                       7,587,543     (3,110,120)         1,205,982       607,375,649
  Beginning of year                             920,503      4,710,074               --       1,676,062,384
                                            -----------   ------------       ------------   ---------------
  End of year                               $ 8,508,046   $  1,599,954       $  1,205,982   $ 2,283,438,033
                                            -----------   ------------       ------------   ---------------
                                            -----------   ------------       ------------   ---------------



                                                                     (Concluded)



                                                                      Merrill Lynch - 1996
                                            ---------------------------------------------------------------------------------
                                                                                                                  Corporate
                                                             GSIF U.S. Gov.                                      Bond Fund--
                                            Merrill Lynch     Zero Coupon     Basic Value        Capital         High Income
                                             & Co., Inc.*    Bond Series 3        Fund             Fund           Portfolio
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $ 111,849,742    $   1,994,876   $  24,318,584    $   2,866,902    $     773,064
    Dividends and interest                      4,422,361             --        21,152,905       19,431,574        2,983,401
                                            -------------    -------------   -------------    -------------    -------------
         Total investment income              116,272,103        1,994,876      45,471,489       22,298,476        3,756,465

  Contributions and rollovers to the Plan      22,042,542        3,184,887      30,000,637       21,731,336        1,833,317
                                            -------------    -------------   -------------    -------------    -------------
         Total additions                      138,314,645        5,179,763      75,472,126       44,029,812        5,589,782

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                  11,306,822        1,843,579      15,122,621       10,477,518        1,423,949
  Administrative expenses                            --               --              --               --               --

TRANSFERS AMONG FUNDS                         (14,478,273)      15,043,856      (9,006,392)     (14,846,829)       5,268,386
                                            -------------    -------------   -------------    -------------    -------------
NET INCREASE (DECREASE)                       112,529,550       18,380,040      51,343,113       18,705,465        9,434,219

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                           189,744,619       37,611,016     263,094,477      180,342,221       27,738,526
                                            -------------    -------------   -------------    -------------    -------------
  End of year                               $ 302,274,169    $  55,991,056   $ 314,437,590    $ 199,047,686    $  37,172,745
                                            -------------    -------------   -------------    -------------    -------------
                                            -------------    -------------   -------------    -------------    -------------



                                                              Merrill Lynch - 1996
                                            ----------------------------------------------------------------
                                                Corporate        Corporate
                                               Bond Fund--      Bond Fund--
                                               Intermediate     Investment
                                                   Term            Grade         Equity             Euro
                                                Portfolio        Portfolio      Index Trust         Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $    (283,963)   $  (1,835,420)   $   8,442,594   $     525,626
    Dividends and interest                        516,193        2,912,313             --         2,331,523
                                            -------------    -------------    -------------   -------------
         Total investment income                  232,230        1,076,893        8,442,594       2,857,149

  Contributions and rollovers to the Plan         166,622        5,231,999        6,897,190       1,500,411
                                            -------------    -------------    -------------   -------------
         Total additions                          398,852        6,308,892       15,339,784       4,357,560

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                     461,146        2,846,773        2,481,868         558,028
  Administrative expenses                            --               --               --              --

TRANSFERS AMONG FUNDS                            (117,575)         163,686        1,872,727        (361,664)
                                            -------------    -------------    -------------   -------------
NET INCREASE (DECREASE)                          (179,869)       3,625,805       14,730,643       3,437,868

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                             7,892,874       42,125,258       32,995,352      11,818,806
                                            -------------    -------------    -------------   -------------
  End of year                               $   7,713,005    $  45,751,063    $  47,725,995   $  15,256,674
                                            -------------    -------------    -------------   -------------
                                            -------------    -------------    -------------   -------------



                                                                     (Continued)


                                                                           Merrill Lynch - 1996
                                            ---------------------------------------------------------------------------------------
                                                               Global          Global        Global        Global         Global
                                              Fund For       Allocation         Bond       Convertible     Holdings      Resources
                                              Tomorrow          Fund            Fund          Fund          Fund          Trust
 ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $    (22,371)   $  6,619,104   $      3,430    $  16,948   $    230,514   $    416,577
    Dividends and interest                       110,446      17,550,458         60,489       44,038        292,123         89,288
                                            ------------    ------------   ------------    ---------   ------------   ------------
         Total investment income                  88,075      24,169,562         63,919       60,986        522,637        505,865

  Contributions and rollovers to the Plan        184,690      24,512,696        156,434      100,821        735,215        356,371
                                            ------------    ------------   ------------    ---------   ------------   ------------
         Total additions                         272,765      48,682,258        220,353      161,807      1,257,852        862,236

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                     18,042       7,560,812        235,041        8,046        147,973         84,636
  Administrative expenses                           --              --             --           --             --             --

TRANSFERS AMONG FUNDS                             52,764       4,447,183       (189,206)      51,322         90,695       (465,765)
                                            ------------    ------------   ------------    ---------   ------------   ------------
NET INCREASE (DECREASE)                          307,487      45,568,629       (203,894)     205,083      1,200,574        311,835

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              606,001     137,683,501      1,104,010      623,555      3,585,418      3,405,812
                                            ------------    ------------   ------------    ---------   ------------   ------------
  End of year                               $    913,488    $183,252,130   $    900,116    $ 828,638   $  4,785,992   $  3,717,647
                                            ------------    ------------   ------------    ---------   ------------   ------------
                                            ------------    ------------   ------------    ---------   ------------   ------------




                                                                  Merrill Lynch - 1996
                                            ---------------------------------------------------------------------------
                                                Global
                                                Utility       Growth        Healthcare       Pacific          Phoenix
                                                 Fund          Fund            Fund           Fund             Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $    154,293    $ 19,061,382   $    (94,843)   $ (1,571,134)   $    232,259
    Dividends and interest                       166,133      10,283,368        796,358       4,091,428       1,270,404
                                            ------------    ------------   ------------    ------------    ------------
         Total investment income                 320,426      29,344,750        701,515       2,520,294       1,502,663

  Contributions and rollovers to the Plan        360,181      21,901,444      1,183,900       7,701,810       2,317,239
                                            ------------    ------------   ------------    ------------    ------------
         Total additions                         680,607      51,246,194      1,885,415      10,222,104       3,819,902

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                     72,565       6,194,264        188,914       1,719,764         571,307
  Administrative expenses                           --              --             --              --              --

TRANSFERS AMONG FUNDS                           (275,752)     14,416,174        137,711       5,632,176      (1,739,781)
                                            ------------    ------------   ------------    ------------    ------------
NET INCREASE (DECREASE)                          332,290      59,468,104      1,834,212      14,134,516       1,508,814

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                            2,329,270      80,126,691      5,253,280      35,308,179       9,530,940
                                            ------------    ------------   ------------    ------------    ------------
  End of year                               $  2,661,560    $139,594,795   $  7,087,492    $ 49,442,695    $ 11,039,754
                                            ------------    ------------   ------------    ------------    ------------
                                            ------------    ------------   ------------    ------------    ------------


                                                                     (Continued)


                                                                              Merrill Lynch - 1996
                                               ----------------------------------------------------------------------------

                                                 Retirement       Retirement       Select-ten        Special      Strategic
                                                Preservation       Reserves        Retirement         Value        Dividend
                                                    Trust         Money Fund       Portfolio          Fund          Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $      --        $      --        $    1,991,087   $    146,059   $   17,362
    Dividends and interest                          2,853,254        6,206,041          102,761      1,478,928       65,222
                                               --------------   --------------   --------------   ------------   ----------
         Total investment income                    2,853,254        6,206,041        2,093,848      1,624,987       82,584

  Contributions and rollovers to the Plan           5,801,394       17,843,979        2,635,987      1,293,439      120,895
                                               --------------   --------------   --------------   ------------   ----------
         Total additions                            8,654,648       24,050,020        4,729,835      2,918,426      203,479

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                    5,485,707       16,315,158          239,342        166,127       31,774
  Administrative expenses                                --               --               --             --           --

TRANSFERS AMONG FUNDS                               8,243,193        6,142,097       11,272,204         60,419       17,010
                                               --------------   --------------   --------------   ------------   ----------
NET INCREASE (DECREASE)                            11,412,134       13,876,959       15,762,697      2,812,718      188,715

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                43,763,333      121,521,811             --        6,834,199      397,132
                                               --------------   --------------   --------------   ------------   ----------
  End of year                                  $   55,175,467   $  135,398,770   $   15,762,697   $  9,646,917   $  585,847
                                               --------------   --------------   --------------   ------------   ----------
                                               --------------   --------------   --------------   ------------   ----------



                                                                              Merrill Lynch - 1996
                                               -----------------------------------------------------------------------------------
                                                                   Cash
                                                                  Management                          Employer
                                                  Technology       Account                          Contribution        1996
                                                    Fund         Money Fund          Cash            Receivable         Total
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $     (452,227)   $      --       $         --       $      --     $    175,400,445
    Dividends and interest                          1,983,803         701,343              --              --          101,896,155
                                               --------------    ------------    --------------     -----------   ----------------
         Total investment income                    1,531,576         701,343              --              --          277,296,600

  Contributions and rollovers to the Plan           5,658,008            --           4,710,074            --          190,163,518
                                               --------------    ------------    --------------     ------------  ----------------
         Total additions                            7,189,584         701,343         4,710,074            --          467,460,118

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                    1,403,400            --                --              --           86,965,176
  Administrative expenses                                --           651,986              --              --              651,986

TRANSFERS AMONG FUNDS                              (2,662,741)       (190,642)      (27,563,560)     (1,013,423)            --
                                               --------------    ------------    --------------     ------------  ----------------
NET INCREASE (DECREASE)                             3,123,443        (141,285)      (22,853,486)     (1,013,423)       379,842,956

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                21,144,376       1,061,788        27,563,560       1,013,423      1,296,219,428

  End of year                                  $   24,267,819    $    920,503    $    4,710,074     $      --     $  1,676,062,384
                                               --------------    ------------    --------------     ------------  ----------------
                                               --------------    ------------    --------------     ------------  ----------------


    * Party-in-interest as defined by ERISA.


                                                                     (Concluded)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                Number of                         Market
                     Description                                  Shares          Cost            Value
COMMON STOCK:

  Merrill Lynch & Co., Inc.*                                   $  8,338,810    $228,120,379    $608,207,808
                                                                               ------------    ------------
FUNDS AND TRUSTS:
  GSIF U.S. Gov. Zero Coupon Bond Series 3 - Various Trusts       1,010,733      49,595,906      61,904,548
  Merrill Lynch:
  --------------
    Adjustable Rate Specialties                                          12             112             112
    Aggressive Bond Index Tier 3                                      7,954          80,751          81,084
    Americas Income Fund                                              3,339          35,175          32,059
    Basic Value Fund                                             11,183,924     286,206,353     414,699,914
    Capital Fund                                                  6,602,811     190,367,385     227,863,002
    Cash Management Account Money Fund                            8,508,046       8,508,046       8,508,046
    Convertible Fund                                                    700           8,958           8,928
    Corporate Bond Fund - High Income Portfolio                   5,222,121      40,896,240      42,299,181
    Corporate Bond Fund - Intermediate Term Portfolio               735,313       8,318,519       8,500,222
    Corporate Bond Fund - Investment Grade Portfolio              4,150,246      47,435,647      47,644,820
    Developing Capital Markets Fund                                  35,253         465,001         451,943
    Dragon Fund                                                     169,957       1,739,022       1,497,323
    Emerging Tigers Fund                                            143,270       1,243,959       1,136,130
    Equity Index Trust                                            1,097,366      43,439,873      72,890,320
    Euro Fund                                                     1,337,865      20,688,682      20,884,073
    Federal Securities Trust                                          5,736          55,838          55,922
    Fund for Tomorrow                                               105,998       1,791,160       1,658,870
    Fundamental Growth Fund                                         154,809       2,672,662       2,466,112
    Global Allocation Fund                                       14,395,601     198,989,378     203,553,804
    Global Bond Fund                                                113,370       1,054,820       1,033,931
    Global Convertible Fund                                          93,393       1,013,829         961,009
    Global Holdings Fund                                            360,322       5,023,537       4,752,645
    Global Resources Trust                                          197,188       3,319,007       2,865,143
    Global Small Cap Fund                                             4,834          45,805          41,134
    Global Utility Fund                                             194,391       2,776,196       3,230,785
    Global Value Fund                                               184,677       2,229,935       2,217,973
    Growth Fund                                                   7,054,662     168,416,177     202,116,061
    Healthcare Fund                                               1,830,515       9,079,145       9,353,932
    International Equity Fund                                         6,813          72,996          59,344
    International Index Tier 3                                        6,165          61,331          61,517
    Latin America Fund                                               38,818         581,598         614,877
    Pacific Fund                                                  2,517,899      54,346,684      42,728,750
    Phoenix Fund                                                    905,063      11,862,631      11,349,489
    Retirement Preservation Trust                                64,197,059      64,197,059      64,197,059
    Retirement Reserves Money Fund                              125,677,992     125,678,011     125,677,992
    Select Ten Retirement Portfolio                              27,505,750      28,907,094      31,988,625
    Small Cap Index Tier 3                                           55,326         547,825         548,665
    Special Value Fund                                            1,226,202      23,919,551      23,947,730
    Strategic Dividend Fund                                         109,541       1,484,361       1,606,960
    Technology Fund                                               5,898,117      30,076,158      22,943,676
    Utility Income Fund                                              30,573         325,722         343,034
    World Income Fund                                                   228           2,003           2,016



                                                                     (Continued)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

-------------------------------------------------------------------------------

                                            Number of                       Market
               Description                   Shares         Cost             Value
FUNDS AND TRUSTS:
  Hotchkis & Wiley:

    Balanced Fund                             1,384    $       27,296    $       26,692
    Equity Income Fund                        1,033            23,383            21,440
    Global Equity Fund                        3,779            40,971            38,734
    International Fund                       40,838           960,131           925,798
    Low Duration Fund                         4,219            43,306            42,989
    Mid-Cap Fund                             18,925           247,229           241,678
    Short-Term Fund                           5,694            57,759            57,739
    Small Cap Fund                           85,728         2,312,574         2,136,339
    Total Return Fund                        11,579           154,106           154,120
                                                       --------------    --------------
           Total Funds and Trusts                      $1,441,426,897    $1,672,424,289
                                                       --------------    --------------
TOTAL INVESTMENTS                                      $1,669,547,276    $2,280,632,097
                                                       --------------    --------------
                                                       --------------    --------------


    * Party-in-interest as defined by ERISA.


                                                                     (Concluded)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                                        Cost of
                                                                                        Assets
                                  Purchases                  Sales                       Sold           Gain
COMMON STOCK:
  Merrill Lynch & Co., Inc.*    $195,072,493    $ (826)   $124,748,243    $ (882)    $ 89,202,602    $ 35,545,641


FUNDS:
  Merrill Lynch:
     Basic Value Fund             80,584,259      (711)     35,119,569      (896)      25,262,083       9,857,486
     Global Allocation Fund       72,203,612      (735)     42,717,285      (890)      37,907,586       4,809,699
     Growth Fund                  85,524,597      (866)     32,054,351      (861)      26,193,606       5,860,745
     Pacific Fund                 45,604,604      (460)     41,753,509      (582)      41,554,235         199,274
     Retirement Preservation
      Trust                      110,732,513      (583)    101,408,912      (497)     101,408,912            --
     Retirement Reserves
      Money Fund                 127,073,592      (607)    136,425,284      (654)     136,425,284            --




NOTES:

    Reportable transactions, required to be reported herein, are defined in
    Section 2520.103-6, Chapter XXV Title 29 (Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974).

    The figures in parentheses represent the number of purchases or sales included in the reported dollar amounts.

    * Party-in-interest as defined by ERISA.